Ledgewood
A Professional Corporation
1900 Market Street
Philadelphia, PA  19103
215.731.9450
Fax 215.735.2513

Karen J. Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549-3010

Re:           Resource Real Estate Investors 7, L.P.
Amendment No. 2 to Form 10-12G
Filed August 6, 2010
File no. 000-53962

Dear Ms. Garnett:

On behalf of Resource Real Estate Investors 7, L.P. (the “Company”), this letter is to respond to the staff’s letter of comment, dated September 22, 2010, with respect to the above-referenced filing.  For your convenience, we first restate your comments in italics and then provide the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 7

1.
We note your response to comment 2 in our letter dated July 22, 2010 and that you have calculated revenue so as to exclude an adjustment for non-cash concessions.  We also note that within this section, you have calculated average effective rent per square foot to be average rental revenue divided by total square footage.  Please expand footnote (2) to the table to clarify how you calculated average rental revenue.

The Company has added a new sentence to footnote (2) to the referenced table that explains the calculation of average rental revenue.

Recent Sales of Unregistered Securities, page 22

2.
We note your response to comment 5 in our letter dated July 22, 2010.  Please provide us with a description of Chadwick’s relationship with the selling group of broker-dealers and tell us specifically how this met the requirements of Securities Act Rule 502(c).  Similarly, please tell us how you concluded that the broker-dealer clients were ‘pre-existing” and “qualified,” and why you believe the seminars are limited to these clients.

The Company has advised us that the relationship between Chadwick and the selling group of broker-dealers is one of dealer manager to retail selling group and is based upon a Selling Agent Agreement that each selling group member must sign before it can participate in an offering.  All of the selling group members are unaffiliated with Chadwick.  The selling group for the Company’s offering consisted of broker-dealers who had participated in prior transactions for which Chadwick was dealer manager and broker-dealers with whom Chadwick’s Registered Representatives had pre-existing contacts.  As a result, Chadwick did not use any form of general advertising or general solicitation to form the selling group.  Under the Selling Agent Agreement between Chadwick and each selling group member, the selling group member represented, warranted and agreed that it would comply with Regulation D, and specifically represented, warranted and agreed that it would not use any form of general solicitation or general advertising in the offer and sale of the  Company’s securities including, without limitation, those forms of general advertising and general solicitation referred to in Rule 502 (c)(1) and (2) and, further, that it would not use any “letter, circular, notice or other written communication constituting a form of general solicitation or general advertising” in connection with the offering.  In addition, the selling group member represented, warranted and agreed that, before the sale of any of the Company’s securities, it would:

“(1)	have reasonable grounds to believe that each subscriber is an “accredited investor” as that term is then defined in Rule 501(a) of Regulation D;

(2)
have sufficient information concerning the offeree to determine that the offeree has such knowledge and experience in financial and business matters that the offeree is capable of evaluating the merits and risks of an investment in the Company; and

(3)	not distribute a Private Placement Memorandum or any Sales Literature to any offeree with whom you do not have a pre-existing substantive relationship as defined from time to time by the Commission.”

Chadwick relied upon these representations both generally and with respect to persons that selling group members invited to seminars.  Chadwick also verified the information in clauses (1) and (2) through its review of investor questionnaires that were completed and signed by each investor.  Based thereupon, Chadwick believes that the offering of the Company’s securities met the requirements of Rule 502(c), that the clients of the selling group members had pre-existing relationships with the selling group members, and that the clients were qualified investors.

Pursuant to a discussion between the undersigned and Ms. Plesset of the staff, the Company has modified the last sentence of the first paragraph of “Management’s Discussion and Analysis of Financial Condition and Resolutions of Operations – Overview” to be as follows:

“If we were to acquire mortgages or other real estate debt investments in the future, these investments will not be in an amount that would cause us to become an investment company within the meaning of Section 3(a)(1) of the Investment Company Act of 1940.”

Very truly yours,
/s/ J. Baur Whittlesey
J. Baur Whittlesey